Pricing Term Sheet	Filed Pursuant to Rule 433
October 27, 2021	Registration Statement No. 333-258300

Pricing Term Sheet

SLM Corporation

$500,000,000 3.125% Notes due 2026

Issuer:	SLM Corporation

State of Incorporation:	Delaware

Aggregate Principal Amount:	$500,000,000

Maturity Date:	November 2, 2026

Title of Securities:	3.125% Notes due 2026

Coupon (Interest Rate):	3.125%

Price to Public (Issue Price):	99.427% of principal amount

Yield to Maturity:	3.250%

Spread to Benchmark Treasury:	+ 211 basis points

Benchmark Treasury:	0.875% UST due September 30, 2026

Benchmark Treasury Yield:	1.140%

Interest Payment Dates:	May 2 and November 2, commencing May 2, 2022

Day Count Convention:	30/360

Optional Redemption:

Make-whole call at Treasury Rate + 35 basis points prior to October 2, 2026, plus accrued and unpaid interest

On and after October 2, 2026, at 100% of the principal amount redeemed, plus accrued and unpaid interest

Trade Date:	October 27, 2021

Settlement Date:	November 1, 2021 (T+3)

CUSIP / ISIN:	78442P GE0 / US78442PGE07

Denomination:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC and Goldman Sachs & Co. LLC

Co-Managers:	Barclays Capital Inc. and RBC Capital Markets, LLC

Format:	SEC Registered

Anticipated Ratings:	Moody’s: Ba1 (positive outlook); S&P: BB+ (stable outlook); Fitch: BB+ (stable outlook)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

SLM Corporation (the “Company”) has filed a registration statement (including a base prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus and preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533 or by calling Goldman Sachs & Co. LLC at 1-866-471-2526.

This pricing term sheet supplements, and should be read in conjunction with, the Company’s preliminary prospectus supplement dated October 27, 2021 and accompanying prospectus dated July 30, 2021 and the documents incorporated by reference therein.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.